

March 1, 2021

Thomas Bartrum
General Counsel
Privia Health Group, Inc.
950 N. Glebe Rd., Suite 700
Arlington, VA 22203

      Re: Privia Health Group, Inc.
           Amendment 1 to
           Draft Registration Statement on Form S-1
           Submitted February 16, 2021
           CIK No. 0001759655

Dear Mr. Bartrum:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS S-1 Amendment #1 filed February 16, 2021

Prospectus Summary, page 1

1. We note your response to our prior comment 4 and reissue it in part. Please disclose the revenue and net income (loss) generated by your owned subsidiaries and the same for your non-owned affiliates.

2. We note your response to our prior comment 7 and reissue it in part. Please include in your Prospectus Summary an overview of the competitive landscape. Expand your Risk Factors summary as necessary to include this information.

Technology and Population Health, page 7

3. We note your response to our prior comment 8 and reissue it. Please modify your graphic here to ensure that all text is legible. Please make such adjustments throughout your filing as necessary.

Case Studies, page 123

4. We note your response to our prior comment 18. Please revise your disclosure to include the substance of your response.

Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Revenue Recogntion, page F-13

5. We note your revised disclosures for the principal or agent consideration with respect to FFS-patient care revenue. Please explain to us, and revise if necessary, how you have considered the risk of loss in your analysis, including the following:

   • How you structure your compensation arrangements with physicians associated with your owned medical groups, who are also the minority owners of these medical groups. In that regard, we note the disclosure that you set reimbursement rates and physician and practice expense consists primarily of physician guarantee payments and costs to run the practices that provide medical services and this expense is typically a percentage of revenue or fixed cost based on a range of revenue.
   • Who bears the risk of loss related to payments from governmental, commercial or patient payers.
   • Who is responsible for any losses at the physician practices.

   You may contact Li Xiao at (202) 551-4391 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Chris Edwards at (202) 551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Truesdell